Exhibit 12.1

COMSTOCK RESOURCES, INC. AND SUBSIDIARIES

COMPUTATION OF EARNINGS TO FIXED CHARGES RATIO

	Years Ended December 31,
	2012	2013	2014	2015	2016
Fixed charges
Interest expense	$57,906	$73,242	$58,631	$118,592	$128,743
Capitalized interest expense	11,357	2,736	10,237	891	—

Total fixed charges	$69,263	$75,978	$68,868	$119,483	$128,743

Earnings, as defined
Loss from continuing operations before income taxes	$(153,713)	$(162,880)	$(81,800)	$(1,201,554)	$(127,965)
Fixed Charges	69,263	75,978	68,868	119,483	128,743
Less: capitalized interest	(11,357)	(2,736)	(10,237)	(891)	—

Earnings, as defined	$(95,807)	$(89,638)	$(23,169)	$(1,082,962)	$778

Ratio of Earnings to Fixed Charges(1)	—	—	—	—	—

(1)

The ratios were computed by dividing earnings by fixed charges. “Earnings” consist of income from continuing operations before income taxes plus fixed charges less capitalized interest. “Fixed charges” consists of interest expense, capitalized interest expense, preferred stock dividends, and that portion of non-capitalized rental expense deemed to be the equivalent of interest. For all periods presented, earnings were inadequate to cover fixed charges. The coverage deficiency was $165.1 million, $165.6 million, $92.0 million, $1.2 billion and $128.0 million for the years ended December 31, 2012, 2013, 2014, 2015, and 2016, respectively.